UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2005

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______

Commission File Number 1-4949

CUMMINS INC. AND AFFILIATES
 RETIREMENT AND SAVINGS PLAN
 FOR SALARIED AND NON-BARGAINING HOURLY EMPLOYEES
 (Full title of the plan)

CUMMINS INC.
500 Jackson Street
 P. O. Box 3005
Columbus, IN  47202-3005
(Name of Issuer of Securities Held Pursuant to the Plan and
the Address of its Principal Executive Office)

     CUMMINS INC. AND AFFILIATES
RETIREMENT AND SAVINGS PLAN
FOR SALARIED AND NON-BARGAINING HOURLY
EMPLOYEES

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

DECEMBER 31, 2005 AND 2004

     CUMMINS INC. AND AFFILIATES
RETIREMENT AND SAVINGS PLAN
FOR SALARIED AND NON-BARGAINING HOURLY EMPLOYEES

TABLE OF CONTENTS
DECEMBER 31, 2005 AND 2004

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2005 and 2004	3

Statement of Changes in Net Assets Available for Benefits for the Year Ended
December 31, 2005	4

Notes to Financial Statements	5

Supplemental Schedules*

Schedule H, line 4i - Schedule of Assets (Held at End of Year)	13

* As the Plan is a member of the Cummins Inc. and Affiliates Retirement and Savings Plans Master Trust ("Master Trust"), the schedules of assets (held at end of year), at December 31, 2005 and of reportable transactions for the year ended December 31, 2005 of the Master Trust have been certified by the Master Trustee and have been separately filed with the Department of Labor. Other Supplemental Schedules not filed herewith are omitted because of the absence of the conditions under which they are required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Benefits Policy Committee and Participants of the Cummins Inc. and Affiliates
   Retirement and Savings Plan for Salaried and Non-Bargaining Hourly Employees
Columbus, Indiana

We have audited the accompanying statements of net assets available for benefits of the Cummins Inc. and Affiliates Retirement and Savings Plan for Salaried and Non-Bargaining Hourly Employees (the "Plan") as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental allocation information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for the purpose of additional analysis of the basic financial statements rather than to present information regarding the net assets available for benefits and changes in net assets available for benefits as allocated, and is not a required part of the basic financial statements. This supplemental allocation information is the responsibility of the Plan's management. Such supplemental allocation information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan's management. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

June 22, 2006

CUMMINS INC. AND AFFILIATES
RETIREMENT AND SAVINGS PLAN
FOR SALARIED AND NON-BARGAINING HOURLY EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2005 AND 2004

	2005			2004
	Supplemental Information			Supplemental Information
	Allocated	Unallocated	Total	Allocated	Unallocated	Total
Assets Investments: Investment in Cummins Inc. and Affiliates Retirement and Savings Plans Master Trust, at fair value: Cummins Inc. common stock - ESOP fund	$ 49,774,175	$ 57,940,244	$ 107,714,419	$ 50,135,914	$ 58,280,526	$ 108,416,440
Other investments	614,081,848	-0-	614,081,848	568,177,844	-0-	568,177,844
	663,856,023	57,940,244	721,796,267	618,313,758	58,280,526	676,594,284
Participant loans	6,809,477	-0-	6,809,477	6,235,069	-0-	6,235,069
Total investments	670,665,500	57,940,244	728,605,744	624,548,827	58,280,526	682,829,353

Receivables:
Employer contributions	1,078,975	-0-	1,078,975	3,312,642	-0-	3,312,642
Employee contributions	-0-	-0-	-0-	745,546	-0-	745,546
Total receivables	1,078,975	-0-	1,078,975	4,058,188	-0-	4,058,188

Total assets	671,744,475	57,940,244	729,684,719	628,607,015	58,280,526	686,887,541

Liabilities
Note payable - ESOP (Note 4)	-0-	35,350,000	35,350,000	-0-	41,250,000	41,250,000
Interest payable	-0-	908,937	908,937	-0-	1,060,641	1,060,641
Net assets available for benefits	$ 671,744,475	$ 21,681,307	$ 693,425,782	$ 628,607,015	$ 15,969,885	$ 644,576,900

See accompanying notes to financial statements.

     CUMMINS INC. AND AFFILIATES
RETIREMENT AND SAVINGS PLAN
FOR SALARIED AND NON-BARGAINING HOURLY EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2005

	Supplemental Information
	Allocated	Unallocated	Total
Additions
Contributions:
Employer	$9,896,821	$7,798,407	$17,695,228
Employee	32,175,783	-0-	32,175,783
Allocation of 52,516 shares of Cummins Inc.
common stock, at market	4,400,316	-0-	4,400,316
Plan interest in Cummins Inc. and Affiliates
Retirement and Savings Plans Master Trust
investment income	38,918,280	4,310,257	43,228,537
Interest income	346,479	-0-	346,479
Total additions	85,737,679	12,108,664	97,846,343

Deductions
Benefits paid to participants	45,232,211	-0-	45,232,211
Interest expense	-0-	1,996,926	1,996,926
Other deductions	8,070	-0-	8,070
Allocation of 52,516 shares of Cummins Inc.
common stock, at market	-0-	4,400,316	4,400,316
Total deductions	45,240,281	6,397,242	51,637,523

Fund transfers from Affiliate Plans	2,640,062	-0-	2,640,062

Net change in net assets
available for benefits	43,137,460	5,711,422	48,848,882

Net assets available for benefits,
beginning of year	628,607,015	15,969,885	644,576,900

Net assets available for benefits,
end of year	$671,744,475	$21,681,307	$693,425,782

See accompanying notes to financial statements.

     CUMMINS INC. AND AFFILIATES RETIREMENT AND SAVINGS PLAN
FOR SALARIED AND NON-BARGAINING HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

1.   DESCRIPTION OF THE PLAN

The following description of the Cummins Inc. and Affiliates Retirement and Savings Plan for Salaried and Non-Bargaining Hourly Employees (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan designed to provide participants with a systematic method of savings and at the same time enable such participants to benefit from contributions made to the Plan by Cummins Inc. and Affiliates (collectively, the "Company"). Eligible employees are salaried and non-bargaining hourly employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Master Trust

The Cummins Inc. and Affiliates Retirement and Savings Plans Master Trust ("Master Trust") holds the assets of the Plan and the following Company-sponsored plans:

  Cummins Inc. and Affiliates Retirement and Savings Plan for Bargaining Unit Employees;

  Cummins Inc. and Affiliates Retirement and Savings Plan for Onan Corporation Employees;

  Cummins Inc. and Affiliates Retirement and Savings Plan for Lubricant Consultants, Inc. Employees;

  Cummins Inc. and Affiliates Retirement and Savings Plan for Consolidated Diesel Company, Inc. Employees; and

  Nelson Retirement and Savings Plan

The trustee for the Master Trust was The Vanguard Group until July 2005 when State Street Corporation was appointed as trustee. As participants transfer between different locations within the Company, their related Plan account transfers to the appropriate Plan, if applicable. Such transfers are reflected in the accompanying financial statements as "Fund transfers with Affiliate Plans".

     CUMMINS INC. AND AFFILIATES
RETIREMENT AND SAVINGS PLAN
FOR SALARIED AND NON-BARGAINING HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

Contributions

Participants may contribute up to 50% of their eligible pay through a combination of pre-tax and after-tax contributions. Participants may direct their contributions in any of seventeen investment options, including Cummins Inc. common stock.

Matching Contribution

The Company matches participant contributions in amounts ranging from 50% of the first $900 of participant wages contributed to 50% of the first 6%, or 50% of the first 2% of participant wages contributed, based on the participant's employing company, as defined. The matching contribution is made in the form of cash or Company stock, based on the participant's employing company, as defined. Prior to May 1, 2002, Company matching contributions in the form of Company stock could not be reinvested into other investment options until the participant is 55 years of age. On May 1, 2002, the Company started removing restrictions on the reinvestment of stock received as a Company match. At December 31, 2002, 80% of stock received as a Company match was available for diversification. Subsequent to February 1, 2003, the entire amount of Company stock received as a match is available for diversification.

Participant Accounts

Each participant's account is credited with the participant's contributions, the Company's contributions and an allocation of Plan earnings. Allocations of Plan earnings are made daily and are based upon the participant's weighted average account balance for the day, as described in the Plan document.

Vesting

Participants are fully vested in all employee and employer contributions and earnings thereon at all times.

Benefit Payments

Upon termination of employment or retirement, account balances are paid either as a lump-sum distribution or annual installments not to exceed the lesser of 15 years or the life expectancy of the participant and/or joint life expectancy of the participant and beneficiary, and commence no later than the participant reaching age 70-1/2. The Plan also permits hardship withdrawals from participant pre-tax contributions and actual earnings thereon. Participants may also withdraw their after-tax contributions.

     CUMMINS INC. AND AFFILIATES
RETIREMENT AND SAVINGS PLAN
FOR SALARIED AND NON-BARGAINING HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

Voting Rights

Each participant is entitled to exercise voting rights attributable to the Company shares allocated to his or her account. The Trustee shall vote all Company shares for which no voting instructions were received in the same manner and proportion as the shares for which voting instructions were received.

Participant Loans

A participant can obtain a loan up to a maximum of the lesser of $50,000 or 50% of the participant's account balance. Loans are secured by the participant's account balance and bear interest at the prime rate plus one percent, and mature no later than 4½ years from the date of the loan.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan have been prepared on an accrual basis of accounting.

Investments

The Plan's investment in the Master Trust is stated at fair value based on the fair value of the underlying investments of the Master Trust, determined primarily by quoted market prices, except for the fixed income fund. The fixed income fund consists primarily of insurance contracts and bank investment contracts with various companies. The investment contracts are carried at contract value. Fair value approximates contract value, which represents contributions made plus interest accrued at the contract rate, less withdrawals. Insurance contracts and bank contracts are nontransferable, but provide for benefit-responsive withdrawals by plan participants at contract value. Alternative investment contracts consist of investments together with contracts under which a bank or other institution provides for benefit-responsive withdrawals by plan participants at contract value. Fair value is determined using a discounted cash flow method by considering such factors as the benefit-responsiveness of the investment contracts, the ability of the parties to perform in accordance with the terms of the contracts, and the likelihood that plan-directed withdrawals would cause payment to plan participants to be at amounts other than contract value. There are no limitations on liquidity guarantees and no valuation reserves are being recorded to adjust contract amounts.

     CUMMINS INC. AND AFFILIATES
ETIREMENT AND SAVINGS PLAN
FOR SALARIED AND NON-BARGAINING HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

Allocation of Master Trust Assets and Transactions

The investment income and expenses of the Master Trust are allocated to each plan based on the relationship of the Plan's investment balances to the total Master Trust investment balances.

Use of Estimates

The preparation of financial statements, in accordance with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

The Master Trust invests in various securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Payment of Benefits

Benefit payments are recorded when paid.

Administrative Expenses

Substantially all costs of administering the Plan are paid by the Company.

Reclassifications

Certain prior year amounts have been reclassified herein to conform to the current method of presentation.

     CUMMINS INC. AND AFFILIATES
RETIREMENT AND SAVINGS PLAN
FOR SALARIED AND NON-BARGAINING HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

3.   INVESTMENTS IN MASTER TRUST

The Plan's investments are held in the Master Trust. At December 31, 2005 and 2004, the Plan's interest in the net assets of the Master Trust was 52.3% and 55.5%, respectively. The following investments are held by the Master Trust as of December 31:

	2005	2004

Cummins Inc. common stock fund	$153,650,988	$154,216,337
Cummins Inc. common stock - ESOP fund
(non-participant directed)	57,940,244	58,280,526
Fixed income fund	336,232,266	332,380,200
Registered investment companies	722,028,763	675,711,339

Total	$1,269,852,261	$1,220,588,402

The fixed income fund portion of the Master Trust comprises several fully benefit-responsive insurance and investment contracts. This fund includes both open-ended, security-backed investments as well as closed-ended, general account investments maturing through 2009. The contracts have varying yields and crediting interest rates which averaged 4.6 percent and 4.2 percent during the years ended December 31, 2005 and 2004, respectively. The crediting interest rates adjust on varying intervals by contract. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The contracts' aggregate fair values were approximately $4,465,000 lower and $1,050,000 greater than the reported contract values at December 31, 2005 and 2004, respectively.

     CUMMINS INC. AND AFFILIATES
RETIREMENT AND SAVINGS PLAN
FOR SALARIED AND NON-BARGAINING HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

Investments that represent 5% or more of the Master Trust's assets are separately identified as follows:

	2005	2004

Vanguard Wellington Fund	$ -0-	$195,017,499
Cummins Inc. Common Stock Fund	211,591,232	212,496,863
Vanguard Institutional Index Fund	-0-	171,875,842
Vanguard US Growth Fund	-0-	69,382,677
Vanguard Explorer Fund	-0-	58,726,095
Vanguard LifeStrategy Moderate
Growth Fund	-0-	69,239,828
American Funds Growth Fund of America	88,915,804	-0-
NTGI S & P 500 Index Fund	158,108,788	-0-
Vanguard Target Retirement 2025	67,936,463	-0-
Vanguard Wellington Admiral Shares Fund	205,841,975	-0-
Other	537,457,999	443,849,598

Total	$1,269,852,261	$1,220,588,402

Investment income for the Master Trust for the year ended December 31, 2005 is as follows:

Net appreciation in fair value of investments:
Cummins Inc. common stock fund	$10,445,985
Cummins Inc. common stock - ESOP fund
(non-participant directed)	3,541,370
Registered investment companies	44,057,710

Interest	13,887,138
Dividends	2,219,584
Dividends from Cummins Inc. common stock -
ESOP fund (non-participant directed)	768,887

Additional changes in net assets related to non-participant directed investments in the Master Trust for the year ended December 31, 2005 include transfers of Cummins Inc. common stock from unallocated status to allocated status totaling $4,400,316.

     CUMMINS INC. AND AFFILIATES
RETIREMENT AND SAVINGS PLAN
FOR SALARIED AND NON-BARGAINING HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

4.   ESOP FUND

The Master Trust established an Employee Stock Ownership Plan ("ESOP") Trust account in July 1989 to purchase 2,362,206 shares of the Company's common stock in exchange for a $75,000,000 note secured by the shares. The note payable was repaid in November 2002 by the Company and the Company concurrently entered into a $50,950,000 note with the ESOP Trust. This note is secured by the remaining unallocated shares in the ESOP Trust. The interest rate on the note is 5.61% with a maturity date of January 2010. Loan principal payments for the next five years and thereafter are as follows:

2006	$6,700,000
2007	7,500,000
2008	8,500,000
2009	9,500,000
2010	3,150,000

$35,350,000

The ESOP contains shares allocated to participants in the Plan, as well as shares not yet allocated as the shares represent security for the ESOP note. As payments are made on the ESOP note, shares are released from unallocated status and are available to be allocated to Plan participants according to provisions contained in the Plan Document.

The following is the Master Trust's investment in Cummins Inc. common stock -ESOP Fund (including cash) at December 31:

	2005		2004
	Allocated	Unallocated	Allocated	Unallocated

Number of shares	547,576	637,578	598,352	693,057

Cost	$27,899,270	$20,971,044	$24,424,277	$22,004,560

Market	$49,774,175	$57,940,244	$50,135,914	$58,280,526

     CUMMINS INC. AND AFFILIATES
RETIREMENT AND SAVINGS PLAN
FOR SALARIED AND NON-BARGAINING HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

5.   TAX STATUS

The Plan received a favorable determination letter dated July 19, 2002 in which the Internal Revenue Service ("IRS") stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (the "Code"). The Plan has been amended since receiving that determination letter. The Company and its counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

6.   RELATED PARTY TRANSACTIONS

Certain Master Trust investments are or were shares of mutual funds managed by The Vanguard Group, State Street Corporation and shares of Cummins Inc. The Vanguard Group was the trustee of the Master Trust through early July 2005 and then State Street Corporation became the Master Trust trustee. Cummins Inc. is the Plan Sponsor. Transactions with these parties qualify as party-in-interest transactions.

7.   IRS SETTLEMENT

The Plan has settled with the IRS relating to an audit of the Plan. As part of the settlement the Company paid $1,101,643 into the accounts of non-highly compensated employees of the Retirement Savings Plans on February 25, 2005.

Of that amount, $814,724 was allocated to this Plan and accrued in employer contributions receivable at December 31, 2004.

8.   CONTINGENCY

The Plan is currently being audited by the U.S. Department of Labor. The Company has evaluated the nature of the audit and concluded that it poses no significant risk of Plan disqualification, the identification of prohibited transactions or other matters that would significantly impact the Plan's financial statements.

9.   IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

In December 2005, the FASB issued FASB Staff Position (FSP) AAG INV-1 and SOP 94-4-1, "Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans," which affects defined contribution pension plans that hold fully benefit-responsive investment contracts.  The financial statement presentation and disclosure guidance in the FSP is effective for financial statements for plan years ending after December 15, 2006.  The revised definition of fully benefit-responsive in the FSP shall be effective for all investment contracts as of the last day of the annual period ending after December 15, 2006.  If an investment contract is considered fully benefit-responsive under the revised definition as of the last day of the annual period ending after December 15, 2006, that contract shall be considered fully benefit-responsive for all periods presented, provided that contract would have been considered fully benefit-responsive in accordance with the then existing provisions of this SOP.  This FSP will impact whether the Plan recognizes its investment contracts at fair value or contract value.  The Plan has not yet made this determination or determined any potential impact on its financial statements which may result from the implementation of this FSP.

SUPPLEMENTARY INFORMATION

     CUMMINS INC. AND AFFILIATES
RETIREMENT AND SAVINGS PLAN
FOR SALARIED AND NON-BARGAINING HOURLY EMPLOYEES

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
DECEMBER 31, 2005

EIN 35-0257090
Plan Number: 020

(a) (b)	(c)	(d)	(e)

	Description of		Current
Identity of Issue	Investment	Cost	Value

Participant Loans	1 - 4 1/2 year maturity
	5.0% to 10.5%	$-0-	$6,809,477

See report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CUMMINS INC. AND AFFILIATES RETIREMENT AND SAVINGS PLAN FOR SALARIED AND NON-BARGAINING UNIT HOURLY EMPLOYEES

By: Benefits Policy Committee of Cummins Inc.

Date: June 29, 2006	By: /S/ DAVID C. WRIGHT
David C. Wright
Secretary